Exhibit 99.2

Annual General Meeting of Shareholders of D-Market Electronic Services & Trading

Date: August 25, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Please refer below and to the other side of the card for a description of the matters submitted to the Annual Shareholders' Meeting of August 25, 2023

Agenda:	For	Against
1. Opening of the meeting and election of the General Assembly Meeting Chairmanship,	☐	☐
2. Authorization of the General Assembly Meeting Chairmanship to sign the minutes of the meeting,	☐	☐
3. Reading and discussion of the Board of Director's annual report for 2022 and reading of the independent auditor's report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the "Regulation"),		
4. Reading, discussion, and ratification of the financial statements for the 2022 accounting period, as specified in the Regulation,	☐	☐
5. Release of the members of the Board of Directors for all their respective business, transactions and activities for the 2022 accounting period, as specified in the Regulation,	☐	☐
6. Decision on the Company's profit for the 2022 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, as specified in the Regulation,	☐	☐
7. Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees for the year 2023 under Article 394 of the TCC and the Regulation,	☐	☐
8. Approval of the appointment of Mr. Stefan Gross-Selbeck, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as an independent member of the Board of Directors to fill a seat vacated due to the resignation of Mr. Cemal Ahmet Bozer, as specified in the TCC and the Regulation,	☐	☐
9. Appointment of the members of the Board of Directors and determination of their terms of office,	☐	☐
10. Appointment of the independent auditor for the 2023 accounting period, as specified in the Regulation,	☐	☐
11. Consent of members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC,	☐	☐
12. Approval of the renewal of the directors and officers' insurance policy,	☐	☐
13. Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context,	☐	☐
14. Approval of the granting of Company's Class B shares that can be represented by ADSs (American Depositary Shares) within the scope of the Incentive Plan (HAPP), the main framework and conditions of which were established under the decision of the Company's Board of Directors dated 24 March 2021 and numbered 2021/13, to senior executives, key employees, consultants, managers and members of the Board of Directors, as determined by the resolution of the Board of Directors dated 27 February 2023 and numbered 2023/03,	☐	☐
15. Approval of the Revised Incentive Plan under which shares may be granted to senior executives, key employees, consultants, managers and members of the Board of Directors as set forth in the resolution of the Board of Directors dated 24 April 2023 and numbered 2023/10,	☐	☐
16. Determining the procedures and principles of the authorization to the Board of Directors to repurchase a portion of the Company's ADSs traded on Nasdaq, pursuant to the applicable laws of the United States by complying with the requirements and limitations in applicable law, for the purpose of granting shares of the Company that can be represented by ADS to those senior executives, key employees, consultants, managers and members of the Board of Directors, within the scope of the Revised Incentive Plan approved with the decision of the Board of Directors dated 24 April 2023 and numbered 2023/10,	☐	☐
17. Determination of the procedures and principles of the authorization to be given to the members of the Board of Directors for the repurchase of ADSs representing Class B shares of the Company from the publicly traded portion, as specified in Article 16 of the Agenda above, in accordance with the provisions of Article 379 et seq. of the TCC,	☐	☐
18. Approval of the Remuneration Policy for the members of the Board of Directors and managers of the Company,	☐	☐
19. Closing.		

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of D-Market Electronic Services & Trading to be held August 25, 2023 For Holders as of July 26, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. (NY City Time) on August 18, 2023.

PROXY TABULATOR FOR
D-MARKET ELECTRONIC
SERVICES & TRADING
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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D-Market Electronic Services & Trading Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on August 18, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business July 26, 2023 at the Annual General Meeting of D-Market Electronic Services & Trading to be held on August 25, 2023 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.(Continued and to be marked, dated and signed, on the other side)